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                              September 20, 2022

       Bruce D. Broussard
       President and Chief Executive Officer
       Humana Inc.
       500 West Main Street
       Louisville, Kentucky 40202

                                                        Re: Humana Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed March 9, 2022
                                                            File No. 001-05975

       Dear Mr. Broussard:

             We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

               Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

       Definitive Proxy Statement on Schedule 14A filed March 9, 2022

       General

   1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing
your specific characteristics or circumstances. In your discussion, please also address the
circumstances under which you would consider having the Chair and CEO roles filled by
a single individual, when shareholders would be notified of any such change, and
whether you will seek prior input from shareholders.
   2. Please expand upon the role that your Chair plays in the leadership of the board. For example, please enhance
your disclosure to address whether or not your Chair may:
                                                            require board
consideration of, and/or override your CEO on, any risk matters; or
                                                            provide input on
design of the board itself.
   3. Please expand upon how your board administers its risk oversight function. For example, please disclose:
                                                            the timeframe over
which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how
you apply different oversight standards based upon the
                                                            immediacy of the
risk assessed;
 Bruce D. Broussard
Humana Inc.
September 20, 2022
Page 2
                whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
                how the board interacts with management to address existing risks and identify significant emerging risks;
                to whom your Chief Compliance Officer reports; and how your risk oversight process aligns with your disclosure controls and procedures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Amanda Ravitz at 202-551-3412 or Barbara Jacobs at 202-551-3735 with any questions.



FirstName LastNameBruce D. Broussard                           Sincerely,
Comapany NameHumana Inc.
                                                               Division of
Corporation Finance
September 20, 2022 Page 2                                      Disclosure
Review Program
FirstName LastName